**TO ALL STOCK EXCHANGES**

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**

September 07, 2018

Dear Sir/ Madam,

**Sub: Allotment of Bonus Equity Shares**

This is to inform that the Board of Directors, on September 6, 2018 has allotted 2,18,41,91,490 equity shares of ₹5/- each as fully paid-up bonus equity shares in the ratio of one equity share for every equity share held and a Stock dividend of one ADS for every ADS held as on record date September 5, 2018.

Consequently, the paid-up equity share capital of the Company stands increased to ₹21,84,19,14,900 consisting of 4,36,83,82,980 equity shares of ₹5/- each from ₹10,92,09,57,450 consisting of 2,18,41,91,490 equity shares of ₹5/- each.

This is for your kind information and records.

Thanking you.

Yours Sincerely,
For **Infosys Limited**
MANIKANTHA AGS
Digitally signed by MANIKANTHA AGS
Date: 2018.09.07 10:53:25 +05'30'
**A. G. S. Manikantha**
***Company Secretary***

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com